WILLIAM D. KITAY
(416) 367-7375
FAX (416) 367-7371
kitay.william@dorsey.com

August 23, 2005

VIA FACSIMILE AND EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549-0303

Re:	NB Capital Corporation Form 10-K for the year ended December 31, 2004 (SEC File No. 1-14103)

Dear Ms. van Doorn:

On behalf of our client NB Capital Corporation (the “Company”), we transmit herewith a letter as also filed today via EDGAR. This letter responds to the comment contained in your letter, dated May 26, 2005 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (SEC File No. 1-14103) filed on March 31, 2005 (the “Form 10-K Filing”). The response contained in this letter corresponds to the numbered comment in the Comment Letter.

Form 10-K for the year ended December 31, 2004

Notes to the Financial Statements, pages F-6 — F-9

Note 6 Stockholders’ Equity, Page F-9

1.

The Company will comply with your comment. As a result, the Company will amend the Form 10-K Filing to include financial statements from the National Bank of Canada. In addition, the Company will amend the Form 10-Q for the first and second quarters of 2005 to include summarized financial information from the National Bank of Canada. The Company will submit an amended Form 10-K and Form 10-Qs as soon as practicable. All subsequent Form 10-Qs and Form 10-Ks will contain the information requested in the Comment Letter.

Closing Statement

        On behalf of our client, NB Capital Corporation, we hereby confirm to you the Company’s acknowledgement of the following matters:

Ms. Linda van Doorn
August 23, 2005

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	a staff comment or changes to the disclosure in response to a staff comment in the filing reviewed by the staff does not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* *  *  *  *

        We appreciate your comments with regard to the Company’s SEC filings. If you have any questions regarding this letter, please feel free to contact me at (416) 367-7375 or Gil I. Cornblum at (416) 367-7373.

Very truly yours, /s/ William D. Kitay William D. Kitay

cc:	Mr. Matthew J. Maulbeck (U.S. Securities and Exchange Commission)
Mr. Serge Lacroix (NB Capital Corporation)
Mr. Jean Dagenais (NB Capital Corporation)
Ms. Vanessa Fontana (NB Capital Corporation)
Mr. Gil I. Cornblum (Dorsey & Whitney LLP)